                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934 (Fee required)

      For the fiscal year ended December 31, 2002

                                       Or

[ ]   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

      For the transition period from _____________ to ___________

      Commission file number ____________________________________

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          CUTLER-HAMMER DE PUERTO RICO INC. RETIREMENT SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Eaton Corporation, 1111 Superior Avenue,
          Cleveland, Ohio  44114-2584

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                (Name of Plan)
                                      CUTLER-HAMMER DE PUERTO RICO INC.
                                      RETIREMENT SAVINGS PLAN

Date: June 27, 2003             By:   Eaton Corporation Pension
                                      Administration Committee


                                      By: /s/ S. J. Cook
                                          ------------------------------
                                              (Signature)
                                          S. J. Cook
                                          Vice President-Human Resources
                                          Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan

December 31, 2002 and 2001 and Year ended December 31, 2002



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                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


                           December 31, 2002 and 2001
                        and Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)...............9

                         Report of Independent Auditors


Cutler-Hammer de Puerto Rico, Inc.
   -- Plan Sponsor

We have audited the accompanying statements of net assets available for benefits of the Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2003

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                     Cutler-Hammer de Puerto Rico, Inc.
                           Retirement Savings Plan

               Statements of Net Assets Available for Benefits


                                                DECEMBER 31
                                           2002             2001
                                       -----------------------------
ASSETS
Investments:
   Common stock at fair value          $ 1,299,829      $ 1,469,874
   Mutual funds                          3,490,366        4,738,731
   Common/collective trust funds        13,250,369       10,969,493
   Money market funds                        1,340            1,944
                                       -----------------------------
Total investments                       18,041,904       17,180,042

Receivables:
   Contributions--Employer                  95,677           92,017
   Contributions--Participants             214,296          223,720
   Interest                                  3,124               31
   Net pending sale                         42,076               --
                                       -----------------------------
Total receivables                          355,173          315,768
                                       -----------------------------
Net assets available for benefits      $18,397,077      $17,495,810
                                       =============================


See notes to financial statements.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Investment income:
   Interest and dividends                                   $    97,634

Contributions:
   Participants                                               2,233,247
   Employer                                                     930,173
                                                            -----------
                                                              3,163,420
                                                            -----------
                                                              3,261,054
DEDUCTIONS
Benefits paid to participants                                 2,011,673
                                                            -----------
                                                              1,249,381

Net depreciation in fair value of investments                   348,114
                                                            -----------

Net increase                                                    901,267
Net assets available for benefits at beginning of year       17,495,810
                                                            -----------
Net assets available for benefits at end of year            $18,397,077
                                                            ===========



See notes to financial statements.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value as measured by quoted prices in active markets except for the money market funds, which are stated at fair value as determined by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. The cost of shares sold for mutual funds and common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses. Dividends are recorded on the ex-dividend date.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results are not expected to differ from these estimates.

2. DESCRIPTION OF PLAN

Effective February 1, 1994, Cutler-Hammer de Puerto Rico, Inc. (the Company or the Plan Sponsor), a wholly-owned subsidiary of Eaton Corporation, established the Plan. The Plan provides that all employees of the Company are eligible immediately upon employment.

Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 10% of their compensation. The Company has agreed to voluntarily contribute 50% of the employee contributions not exceeding 3% of the total compensation of the employee.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN (CONTINUED)

Contributions are allocated by the employee to any of the five investment funds offered by the Plan.

Substantially all administrative, management fees and other expenses of the Plan shall be paid by the Company. Certain transaction costs are borne by the participants.

Each participant's account is credited with the participant's contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant. Forfeitures of non-vested amounts shall be used to reduce future Company contributions.

The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received by the Trustee for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.

Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.

3. INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the Plan, holds the Plan's investment assets and executes investment transactions.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                        DECEMBER 31
                                                   2002             2001
                                              -------------------------------

Key Bank EB Managed Guaranteed Investment
   Contract Fund                               $13,250,369      $10,969,493
Key Bank Victory Stock Index Fund                3,012,411        4,221,929
Eaton Corporation Common Shares                  1,299,829        1,322,787


During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stock                                                $    13,752
Mutual funds                                                 (1,014,921)
Common/collective trust funds                                   653,055
                                                            -----------
                                                            $  (348,114)
                                                            ===========

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                             DECEMBER 31
                                                                       2002               2001
                                                                   ---------------------------------
Net assets available for benefits per the financial statements      $ 18,397,077       $ 17,495,810
Amounts allocated to withdrawing participants                           (319,313)          (700,316)
                                                                   ---------------------------------
Net assets available for benefits per Form 5500                     $ 18,077,764       $ 16,795,494
                                                                   =================================

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                       2002
                                                                    ------------

Benefits paid to participants per the financial statements          $ 2,011,673
Add amounts allocated to withdrawing participants
  at December 31, 2002                                                  319,313
Deduct amounts allocated to withdrawing participants
  at December 31, 2001                                                 (700,316)
                                                                    -----------
Benefits paid to participants per Form 5500                         $ 1,630,670
                                                                    ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


6. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investment in the common stock of Eaton, the investment in the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2002, the Plan received $29,583 in common stock dividends from the Eaton Corporation.

On June 30, 2000, Eaton Corporation's (Eaton) semiconductor equipment operations were reorganized into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off) which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001.

The Plan established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend. This fund expired on December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan were sold and will be invested in a stable value fund. The Plan had a receivable of $45,154 related to the pending sale of the final shares of Axcelis Common Stock at December 31, 2002.

                       Cutler-Hammer de Puerto Rico, Inc.
                             Retirement Savings Plan

               EIN: 34-1756466                          Plan Number: 002

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002


                                                DESCRIPTION OF       CURRENT
        IDENTITY OF ISSUE                        INVESTMENT           VALUE
--------------------------------------------------------------------------------

COMMON STOCK
Eaton Corporation Common Shares*                 16,641 shares     $ 1,299,829

MUTUAL FUNDS
Key Bank Victory Stock Index Fund*              231,546 units        3,012,411
Vanguard Developed Markets Index
    Open-End Fund                                22,801 units          130,880
Vanguard Balanced Index Fund
    Open-End Fund                                22,177 units          347,075
                                                                   -----------
                                                                     3,490,366
COMMON/COLLECTIVE TRUST FUNDS
Key Bank EB Managed Guaranteed Investment*
    Contract Fund                               796,124 units       13,250,369

MONEY MARKET FUND
Key Bank EB Money Market Fund*                    1,340 units            1,340
                                                                   -----------
                                                                   $18,041,904
                                                                   ===========


* Indicates a party-in-interest to the Plan.